04004748

VA 3-12-04

A17 3/11/2004

RECEIVED FEB 2 7 2004 158 SEC MAIL PROCESSING WASH. D.C. SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53258

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ING DIRECT SECURITIES, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 SOUTH ORANGE STREET
(No. and Street)

WILMINGTON (City) DE (State) 19810 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TENZING DECK 302-255-3112
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

1601 MARKET STREET (Address) PHILADELPHIA (City) PA (State) 19103 (Zip Code)

CHECK ONE:

☐ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 17 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, TENZING DECK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ING DIRECT SECURITIES INC, as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Tenzing Deck
Signature

PRESIDENT
Title

Jennifer A. Papillo
Notary Public

JENNIFER A. PAPILLO
NOTARY PUBLIC
STATE OF DELAWARE
My commission expires Jan. 26, 2005

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Independent Auditors' Report

The Board of Directors
ING Direct Securities, Inc.:

We have audited the accompanying statement of financial condition of ING Direct Securities, Inc. as of December 31, 2003, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ING Direct Securities, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 10, 2004

ING DIRECT SECURITIES, INC.

Statement of Financial Condition

December 31, 2003

Assets		
Cash and cash equivalents	$	201,351
Intercompany tax related receivable		294,174
Other assets		60,060
Total assets	$	555,585
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	—
Total liabilities		—
Stockholder's equity:		
Common stock, $0.01 par value; issued and outstanding 3,000 shares		30
Additional paid-in capital		1,101,876
Accumulated deficit		(546,321)
Total stockholder's equity		555,585
Total liabilities and stockholder's equity	$	555,585

See accompanying notes to financial statements.

ING DIRECT SECURITIES, INC.

Statement of Operations

Year ended December 31, 2003

Income:		
Commissions	$	183,164
Other income		205
		183,369
Expenses:		
Affiliate charges		555,962
		555,962
Net loss before income taxes		(372,593)
Income tax benefit		135,087
Net loss	$	(237,506)

See accompanying notes to financial statements.

ING DIRECT SECURITIES, INC.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2003

		Common stock	Additional paid-in capital	Accumulated deficit	Total stockholder's equity
Balance, December 31, 2002	$	30	545,914	(308,815)	237,129
Net loss		—	—	(237,506)	(237,506)
Contribution of capital		—	555,962	—	555,962
Balance, December 31, 2003	$	30	1,101,876	(546,321)	555,585

See accompanying notes to financial statements.

ING DIRECT SECURITIES, INC.

Statement of Cash Flows

Year ended December 31, 2003

Cash flows from operating activities:		
Net loss	$	(237,506)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Changes in assets and liabilities:		
Increase in other assets		(329,835)
Increase in intercompany payable		555,962
Deferred income tax expense		159,087
Net cash provided by operating activities		147,708
Net increase in cash and cash equivalents		147,708
Cash and cash equivalents at beginning of year		53,643
Cash and cash equivalents at end of year	$	201,351
Supplemental disclosure of noncash financing activity:		
Reduction of intercompany payable resulting from contribution of capital	$	555,962

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

ING Direct Securities, Inc. (the Company) is a broker and dealer of securities and distributor of mutual funds of affiliates. The Company is a wholly owned subsidiary of ING USA Holding Corporation (the Corporation), which in turn is an indirect subsidiary of ING Group N.V. Rule 17a-5 under the Securities Exchange Act of 1934 requires broker-dealers to file a complete set of financial statements with the Securities and Exchange Commission (the Commission).

(a) Basis of Presentation

The financial statements include the accounts of the Company. Such statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

(b) Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established against net deferred tax assets, when, in the judgment of management, it is more likely than not that such net deferred tax assets will not become realizable. The Company files a consolidated federal income tax return with the Corporation and, pursuant to a tax-sharing agreement, the amount of income tax expense or benefit is computed and allocated on a separate-return basis.

(c) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Net Capital

The Company, as a registered broker and dealer in securities, is subject to the Commission's Uniform Net Capital Rule (Rule 15c3-1).

Under the computation provided by Rule 15c3-1, the Company is required to maintain "net capital" equal to the greater of $25,000 or 6-2/3% of "aggregate indebtedness." Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, as those terms are defined in the Rule, shall not exceed 15 to 1. At December 31, 2003, the Company had a ratio of aggregate indebtedness to net capital of approximately 0 to 1 and a net capital requirement of $25,000. Aggregate indebtedness and net capital, as defined, were $0 and $201,351, respectively, at December 31, 2003.

(3) Exemptive Provisions

The Company is exempt from the requirements of Rule 15c3-3 under Section k(2)(i) of Rule 15c3-3.

(4) Related Parties

ING Bank, fsb, an affiliated entity, provides the Company with certain ancillary services such as bookkeeping services. For the year ended December 31, 2003, the Company incurred costs payable to ING Bank, fsb for such services of $555,962. During 2003, no amounts were paid to ING Bank, fsb, as its parent company, the Corporation, contributed the amount of such services to the Company. Accordingly, the Company recorded an equivalent amount as additional paid-in capital in the accompanying statement of financial condition.

(5) Income Taxes

Components of income tax (benefit) expense for the year ended December 31, 2003 are as follows:

Federal:		
Current	$	(294,174)
Deferred		159,087
		(135,087)
State:		
Current		—
Deferred		—
		—
Total income tax benefit	$	(135,087)

The income tax benefit of $135,087 differs from the amount expected at the federal statutory rate of 35% of $ 130,408 due to a higher effective tax rate applied to prior years' losses.

As of December 31, 2003, the Company has $294,174 of intercompany tax receivables from the Corporation representing the recognition of separate company net operating losses in accordance with the intercompany tax-sharing agreement.

There are no significant deferred tax assets or liabilities of the Company as of December 31, 2003.

ING DIRECT SECURITIES, INC.

Computation of Net Capital Under Rule 15c3-1

December 31, 2003

Aggregate indebtedness:		
Accounts payable and accrued expenses	$	—
Total aggregate indebtedness	$	—
Net capital:		
Net worth:		
Common stock	$	30
Paid-in capital		1,101,876
Accumulated deficit		(546,321)
Total net worth and allowable liabilities		555,585
Deduct:		
Nonallowable assets:		
Intercompany tax related receivable		294,174
Other assets		60,060
		354,234
Net capital before haircuts on securities positions		201,351
Haircuts and undue concentration on securities computed pursuant to Rule 15c3-1:		
Trading and investment securities		—
Net capital		201,351
Minimum capital required to be maintained ($25,000 or 6-2/3% of aggregate indebtedness of $0)		25,000
Net capital in excess of requirements	$	176,351
Ratio of aggregate indebtedness to net capital		0.0%

The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2003, filed by ING DIRECT Securities, Inc. with the National Association of Securities Dealers on January 9, 2004.

See accompanying independent auditors' report.

KPMG

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

The Board of Directors
ING Direct Securities, Inc.:

In planning and performing our audit of the financial statements of ING Direct Securities, Inc. (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 10, 2004